Exhibit 99.1

Exodus Movement, Inc. and Subsidiary

For the Three and Nine Months Ended
September 30, 2022 and 2021

Exodus Movement, Inc. and Subsidiary

Unless the context requires otherwise, in this quarterly report on Form 1-U, the terms “we,” “us,” “our,” the “Company” and “Exodus” refer to Exodus Movement, Inc., and its wholly owned subsidiary, Proper Trust AG, a Swiss corporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Exodus’ financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this quarterly report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Exodus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and in other parts of Exodus’ Offering Circular dated April 9, 2021.

Overview of Our Business
Exodus’ mission is to help the world exit the traditional finance system. Exodus is a self-custodial platform that connects people with the world of decentralized finance and the power of the blockchain.  On December 9, 2015, we launched Exodus to empower our customers to securely control, manage, and grow their wealth. Every two weeks since then, we have released new updates and improved our user experience.

Digital assets should be easy to use and easy to understand. Our platform allows customers to store and access their assets in a secure environment that only they control. On desktop and mobile devices alike, Exodus delivers a simple, elegant, and intuitive experience. By eliminating the geek requirement, Exodus prioritizes ease of use and provides unparalleled customer service.

We operate in the financial technology (“FinTech”) subsector of the greater blockchain and digital asset industry. Users of our products range from people or entities familiar with digital assets to those new to financial solutions powered by blockchain technology.

The Exodus Platform supports over 275 crypto assets, as well as integrations with multiple crypto-to-crypto exchanges and third-party applications, such as Compound Finance. We are relentlessly focused on delivering the best customer experience in the crypto asset industry.

Our platform is intended to provide the trustworthiness of your bank’s online portal without service windows and clunky interfaces, and the speed of centralized crypto exchanges without the risk of third-party custody – we aim to provide our customers with the best of both worlds in Exodus.

Components of Results of Operations
Revenue
Exodus has entered into agreements with various third-party application programming interface (“API”) providers, whereby the provider is allowed to integrate its services into the Exodus Platform for use by users of the Exodus Platform. These integrations are known as APIs, and we earn revenue based on the API fees detailed in the associated API agreements. Most, but not all, of our revenue is earned on a transactional basis whereby users of the Exodus Platform access the services of the API providers through the API. Certain interactions generate API fees, and we track fees earned on a daily basis. Examples of services provided by API providers include cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking.

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user and is paid by the provider. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction-based, our revenue can vary significantly based on the type and number of interactions that occur each day. We believe that there will be additional demand for API services in the future as a greater number of people begin to use cryptocurrencies. We anticipate that proceeds from the API fees, if and when recognized as revenue under our current accounting policy (or if and when recognized as revenue under an appropriate future accounting policy) will continue to generate the majority of our revenue for the foreseeable future.

For non-transaction-based API fees, we recognize revenues based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied.

Cost of Revenues
Exodus’ costs of revenues are classified as software development, customer support, and security and wallet operations.

Software Development
Software development expenses represent costs incurred by Exodus for the development of the Exodus Platform, individual API integrations, and our application ecosystem. These include: related salaries and costs, fiat on-boarding expense, fees paid to consultants and outside service providers. Our application ecosystem is still under development, and there are significant hurdles to overcome before critical components of the ecosystem become operational. As a result, we expect to incur continuing software development expenses as we accelerate improvements to the user experience and functionality of the wallet, integrate new API services, and develop the Exodus ecosystem. Due to a decrease in headcount in 2022, we have seen less software development expenses, but we expect that these expenses will increase over the next several years.

Customer Support
Customer support includes related salaries and costs, and fees paid to consultants and outside service providers. Exodus views customer support as an integral part of its product offerings and made significant investments in this area in 2021 and in early 2022. Further investments in customer support are possible as the development of the Exodus ecosystem continues.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. As the Exodus application ecosystem is still under development, Exodus expects security and wallet operations expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet. We continually explore and evaluate ways to make the Exodus Platform and ecosystem more secure.

Operating Expenses
Exodus’ operating expenses are classified as general and administrative, advertising and marketing, depreciation and amortization, and impairment of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, information technology services,  and foreign currency gain or loss. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including, but not limited to, technology subscriptions, travel, utilities, and vehicle expenses. These expenses account for a significant portion of our operating expenses. Our general and administrative expenses may increase in the future to support our continued growth, regulatory compliance, and the costs associated with increased reporting requirements.

Advertising and Marketing
Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software applications used for advertising and marketing, as well as related department salaries.  The Company expects to continue its community-based approach to marketing for the remainder of the year.

Comparison of the results of operations for the three and nine months ended September 30, 2022 and 2021 (in thousands):

Total Revenues

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Total revenues	$11,034	$18,100	-39%	$39,379	$69,444	-43%

Total revenues for the three months ended September 30, 2022 were $11.0 million compared to $18.1 million for the three months ended September 30, 2021, a decrease of $7.1 million or 39%. The change in total revenues was primarily driven by a decrease in revenue from the exchange aggregation of $6.6 million. Six customers primarily drove exchange revenue of $10.5 million during the three months ended September 30, 2022 as compared to two customers primarily generating the exchange revenue of $12.9 million during the three months ended September 30, 2021.

Total revenues for the nine months ended September 30, 2022 were $39.4 million compared to $69.4 million for the nine months ended September 30, 2021, a decrease of $30.0 million or 43%. The change in total revenues was primarily driven by a decrease in revenue from the exchange aggregation of $29.2 million. Five customers primarily drove exchange revenue of $34.2 million during the nine months ended September 30, 2022 as compared to two customers primarily generating the exchange revenue of $57.8 million during the nine months ended September 30, 2021.

Software Development Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Software development expense	$2,039	$3,802	-46%	$7,440	$7,221	3%

Software development expenses for the three months ended September 30, 2022 were $2.0 million compared to $3.8 million for the three months ended September 30, 2021, a decrease of $1.8 million or 46%. This decrease was primarily due to a $2.4 million decrease in fiat on ramp charges and higher capitalized software of $1.0 million partially offset by an increase in hiring and associated compensation and incentive expense of $1.6 million.

Software development expenses for the nine months ended September 30, 2022 were $7.4 million compared to $7.2 million for the nine months ended September 30, 2021, an increase of $0.2 million or 3%. This increase was primarily driven by higher hiring and associated compensation and incentive cost of $7.6 million, consulting and other expenses of $0.4 million partially offset by a decrease in fiat on ramp expense of $3.6 million and higher capitalized software of $4.2 million.

Customer Support Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Customer support expense	$1,807	$1,331	36%	$6,105	$4,662	31%

Customer support expenses for the three months ended September 30, 2022 were $1.8 million compared to $1.3 million for the three months ended September 30, 2021, an increase of $0.5 million or 36%. This growth was primarily due to increases in hiring and the associated compensation and incentive expenses of $0.5 million.

Customer support expenses for the nine months ended September 30, 2022 were $6.1 million compared to $4.7 million for the nine months ended September 30, 2021, an increase of $1.4 million or 31%. This growth was primarily due to increases in hiring and the associated compensation and incentive expenses of $1.4 million.

Security and Wallet Operations Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Security and wallet operations expense	$2,736	$1,730	58%	$7,392	$4,556	62%

Security and wallet expenses for the three months ended September 30, 2022 were $2.7 million compared to $1.7 million for the three months ended September 30, 2021, an increase of $1.0 million or 58%. This growth was primarily due to an increase subscriptions of $0.6 million, hiring and the associated compensation and incentive expenses of $0.5 million, and cloud infrastructure services expenditures of $0.2 million, and partially offset by increased software capitalization of $0.3 million.

Security and wallet expenses for the nine months ended September 30, 2022 were $7.4 million compared to $4.6 million for the nine months ended September 30, 2021, an increase of $2.8 million or 62%. This growth was primarily due to an increase in cloud infrastructure services expenditures of $1.8 million, hiring and the associated compensation and incentive expenses of $1.4 million and subscriptions of $0.4 million, partially offset by increased software capitalization of $0.8 million.

General and Administrative Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
General and administrative expense	$3,511	$2,945	19%	$13,279	$8,093	64%

General and administrative expenses for the three months ended September 30, 2022 were $3.5 million compared to $2.9 million for the three months ended September 30, 2021, an increase of $0.6 million or 19%. This growth was primarily due to an increase in hiring and associated compensation and incentive expenses of $1.4 million offset by a decrease in legal and professional services expenditures of $0.8 million.

General and administrative expenses for the nine months ended September 30, 2022 were $13.3 million compared to $8.1 million for the nine months ended September 30, 2021, an increase of $5.2 million or 64%. This growth was primarily due to an increase in hiring and associated compensation and incentive expenses of $5.2 million.

Advertising and Marketing Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Advertising and marketing expense	$1,029	$1,763	-42%	$10,970	$8,241	33%

Advertising and marketing expenses for the three months ended September 30, 2022 were $1.0 million compared to $1.8 million for the three months ended September 30, 2021, a decrease of $0.8 million or 42%. This decrease was primarily due to a decrease in professional service expenses of $0.6 million and marketing expenses of $0.1 million.

Advertising and marketing expenses for the nine months ended September 30, 2022 were $11.0 million compared to $8.2 million for the nine months ended September 30, 2021, an increase of $2.8 million or 33%. This increase was primarily due to an increase in marketing expenses of $6.0 million, compensation of $0.5 million and consulting expenses of $0.1 million, partially offset by a decrease in professional service expenses of $4.0 million.

Depreciation and Amortization

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Depreciation and amortization	$776	$225	245%	$1,661	$1,215	37%

Depreciation and amortization expenses for the three months ended September 30, 2022 were $0.8 million compared to $0.2 million for the three months ended September 30, 2021, an increase of $0.6 million or 245%. Fixed asset increases were driven by equipment purchases associated with additional headcount. Depreciation expense increased by less than $0.1 million and amortization expense increased by $0.5 million. The change is due to capitalization of salaries related to software development.

Depreciation and amortization expenses for the nine months ended September 30, 2022 were $1.7 million compared to $1.2 million for the nine months ended September 30, 2021, an increase of $0.5 million or 37%. Fixed asset increases were driven by equipment purchases associated with additional headcount. Depreciation expense increased by $0.1 million and amortization expense decreased by $0.4 million. The change is due to capitalization of salaries related to software development.

Impairment of Digital Assets

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Impairment of digital assets	$1,162	$5,362	-78%	$22,470	$18,609	21%

Impairment of digital assets decreased by $4.2 million for the three months ended September 30, 2022, as price volatility on digital assets held changed compared to the three months ended September 30, 2021.

Impairment of digital assets increased by $3.9 million for the nine months ended September 30, 2022, as price volatility on digital assets held changed compared to the nine months ended September 30, 2021.

Gains on Sale or Transfer of Digital Assets

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Gains on sale or transfer of digital assets	$288	$10,012	-97%	$2,413	$17,393	-86%

Gains on digital assets decreased by $9.7 million for the three months ended September 30, 2022 compared to the three months ended September 30, 2021.  This was primarily related to the sales of digital assets at a lower fair market value compared to the impaired cost.

Gains on digital assets decreased by $15.0 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.  This was primarily related to the sales of digital assets at a lower fair market value compared to the impaired cost.

Loss on Extinguishment of SAFE Notes

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Loss on extinguishment of SAFE notes	$-	$-	n/a	$-	$(61,037)	-100%

Loss on extinguishment of SAFE notes decreased by $61.0 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.  This was related to changes to the contractual terms of the SAFE’s notes.

Liquidity and Capital Resources
Sources of Funds

Exodus has funded operations primarily through API fee revenue. In 2021, the Company completed a Regulation A Offering which was conducted entirely through digital assets and USDC. No fiat currency was accepted in the Regulation A Offering; therefore, the impact to Exodus is recorded on the supplemental disclosure of cash flow information of non-cash investing and financing activities.

The following table summarizes Exodus’ cash flows for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2022	2021
Net cash provided by operating activities	$29,973	$8,826
Net cash used in investing activities	$(407)	$(2,384)
Net cash used in financing activities	$(256)	$(2,191)

Net Cash from Operating Activities
Net cash provided by operating activities for the nine months ended September 30, 2022, was $30.0 million. The Company had net loss of $21.7 million for the nine months ended September 30, 2022, a gain on sale or transfer of digital assets of $2.4 million, a deferred tax benefit of $5.4 million. This was partially offset by $31.9 million in non-cash activites settled in cryptocurrency, impairment of digital assets of $22.5 million, $0.1 million of changes to working capital, stock based compensation expense of $3.6 million, and depreciation and amortization of $1.7 million.

Net cash provided by operating activities for the nine months ended September 30, 2021, was $8.8 million. The Company had net loss of $31.4 million for the nine months ended September 30, 2021, deferred tax benefit of $1.8 million,  gain on sale or transfer of digital assets of $17.4 million, $27.3 million in non-cash activities settled in cryptocurrency, partially offset by impairment of digital assets of $18.6 million, depreciation and amortization of $1.2 million, $61.0 million in loss on extinguishment of SAFE notes, $5.7 million of changes in working capital, and $0.3 million of stock compensation expense.

Net Cash from Investing Activities
Net cash used by investing activities for the nine months ended September 30, 2022, was $0.4 million. This consisted of a $0.3 million purchase of fixed assets and a $0.1 million of indefinite lived assets.

Net cash used by investing activities for the nine months ended September 30, 2021, was $2.4 million. This consisted of $0.3 million from purchases of fixed assets and $2.0 million of indefinite-lived assets.

Net Cash from Financing Activities
The Company’s primary financing activities for the nine months ended September 30, 2022, was $0.2 million of repurchase of shares to pay employee withholding taxes as a part of our Equity Incentive Plan.

The Company’s primary financing activities for the nine months ended September 30, 2021, was $2.3 million of deferred offering costs related to the Regulation A Offering, partially offset by $0.1 million of exercises of stock options.

Cash and Cryptocurrency Holdings
The Company holds the following cash and digital asset holdings as of September 30, 2022 and December 31, 2021 (in thousands):

	September 30, 2022		December 31, 2021
	Book value	Market value	Book value	Market value
Bitcoin	$18,427	$25,695	$33,253	$61,218
Ethereum	2,175	3,370	3,757	9,342
Algorand	1,179	1,474	5,023	6,407
Other digital assets	123	141	-	-
Cash and cash equivalents	34,685	34,685	5,375	5,375
USDC	11,360	11,360	45,291	45,291
Tether	-	-	77	77
Cryptocurrency(1) and cash	$67,949	$76,725	$92,776	$127,710

(1)	Cryptocurrency includes USDC, Tether and digital assets.

Material Capital Commitments
The Company currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Estimates
See "Critical Accounting Policies and Estimates" set forth under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” of our Offering Circular dated April 9, 2021. There have been no material changes to our critical accounting policies and estimates since our Offering Circular dated April 9, 2021.

Employees and Human Capital Resource Management
Our employees are critical to our mission to ignite an exodus from the traditional finance system by empowering people to secure, manage and use their crypto assets.  Our key human capital management objectives are to attract, retain and develop the highest quality talent. To achieve these objectives, our human resources programs are designed to prepare our talent for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.

As of September 30, 2022, we had approximately 275 full-time employee equivalent (“FTEE”), the majority of whom are employed in customer service and engineering. Our FTEE are paid exclusively in Bitcoin. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good. Our international personnel consist of approximately 180 independent contractors located in approximately 55 countries located on six different continents.

Available Information
Our website is located at www.exodus.com, and our investor relations website is located at https://www.exodus.com/investors/. Our annual reports on Form 1-K, semi-annual reports on Form 1-SA, and any other required reports, and any amendments to these reports, will be available through our investor relations website, free of charge, after we file them with the Securities and Exchange Commission (“SEC”). We will also provide a link to the section of the SEC's website at www.sec.gov that contains, in electronic form, each of the reports and other information that we file or furnish with the SEC.

We will webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, quarterly and annual financials, press and earnings releases, and blogs. Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation Fair Disclosure: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.  We also share news and product updates on our YouTube channel, which may be of interest or material to our investors.  The content of our websites is not incorporated by reference into this report or in any report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Other Information
Controls and Procedures

Changes in Internal Control over Financial Reporting
We rely extensively on information systems to manage our business and summarize and report operating results. In 2021, we began an implementation of a new Enterprise Resource Planning system (“ERP”), which will replace much of our existing core financial systems. The ERP system is designed to accurately maintain our financial records, enhance the flow of financial information, improve data management, and provide timely information to our management team. The implementation occurred in phases over the past year and into the beginning of 2022. There have been no other changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will evaluate quarterly whether such changes in our processes and procedures materially affect our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control Over Financial Reporting
The Company previously identified a material weakness in its internal control over financial reporting specific to its accounting for previously issued derivative instruments. The Company currently has no derivative instruments and has no plans to issue derivative instruments in the future. In the unexpected event that the Company enters into or issues derivative instruments, it will engage outside experts to consult on such complex, non-routine derivative transactions.

Restatement of Unaudited Interim Financial Statements
The Company restated its previously reported unaudited interim financial statements included in the Semi-Annual Report on Form 1-SA for the period ended June 30, 2021 filed with the SEC on August 18, 2021. The restated financial statements filed with the SEC on April 18, 2022  recorded a loss on extinguishment of SAFE notes, which was omitted in the previously reported unaudited interim financial statements. Although these changes were non-cash items and did not change the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes had a material impact on the as filed financial statements for the relevant period, and as a result, the restatement of its unaudited interim financial statements and an amendment to its Semi-Annual Report on Form 1-SA was required.

Legal Proceedings
The Company is periodically involved in ordinary and routine litigation incidental to its business. The outcome of any such matters is not determinable as of the date of these consolidated financial statements.

Risk Factors
Our operations and financial results are subject to various risks and uncertainties, including those described in, “Risk Factors” in our Offering Circular as filed on April 9, 2021, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock.

Geo-Political Risks
In addition, the Company’s business is subject to the risks of catastrophic events, including acts of war or terrorism, strikes or other external events. Any such events or any other geo-political unrest could cause disruptions in the Company’s business and lead to interruptions, delays, or loss of critical data. Specifically, financial, and crypto markets may be negatively affected by the conflict between Russia and Ukraine and the economic sanctions imposed by the United States and other countries. The Company currently has 2 FTEEs and one customer in the affected area that could be directly impacted by the conflict.  Although one of the Company’s customers is domiciled in Ukraine, there are no staking nodes located in Ukraine and the customer’s leadership and development team are also located outside of Ukraine.

Interruptions could have material implications for the Company’s operations and the development of the Exodus Platform or operations and development of applications that run on the Exodus Platform. Retaliatory acts by Russia in response to Western sanctions may include cyber attacks that could disrupt the economy or that could also either directly or indirectly impact the Company’s operations. Moreover, the ongoing effects of the hostilities and sanctions may spill over to and have a negative impact on other regional and global markets. It is also likely that the conflict will continue to affect the global political order and regional and global markets for a substantial period of time, regardless of when the conflict itself ends. It is not currently possible to determine the severity of any potential adverse impact of these events on the financial condition of the Company, or more broadly, upon the global economy, but any of the foregoing could have a material adverse effect on the Company’s business, which, in turn, could have a material adverse effect on the Company’s financial condition and results of operations.

Consolidated Financial Statements
Exodus Movement, Inc. and Subsidiary
Consolidated Balance Sheets
(In Thousands, except share amounts)

	September 30,
	2022	December 31,
ASSETS	(unaudited)	2021
CURRENT ASSETS
Cash and cash equivalents	$34,685	$5,375
U.S. dollar coin	11,360	45,291
Tether	-	77
Accounts receivable	1,018	2,684
Prepaid expenses	1,349	7,034
Other current assets	7,258	3,274
Total current assets	55,670	63,735

OTHER ASSETS
Fixed assets, net	756	609
Digital assets, net	21,904	42,033
Software assets, net	9,514	3,977
Indefinite-lived assets	2,133	2,045
Other investments	1,054	632
Deferred tax assets	5,240	-
Total other assets	40,601	49,296

TOTAL ASSETS	$96,271	$113,031

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$522	$1,988
Payroll liabilities	5,099	1,996
Consulting liabilities	32	17
Income taxes payable	25	571
Total current liabilities	5,678	4,572

LONG-TERM LIABILITIES
Deferred tax liability	-	226
Total long-term liabilities	-	226
Total liabilities	5,678	4,798

STOCKHOLDERS' EQUITY
Preferred stock
$0.000001 par value, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Common Stock
$0.000001 par value, 32,500,000 shares authorized,	-	-
3,506,868 issued and outstanding as of September 30, 2022	-	-
2,730,384 issued and outstanding as of December 31, 2021	-	-
Class B Common Stock
$0.000001 par value, 27,500,000 shares authorized,	-	-
21,797,764 issued and outstanding as of September 30, 2022	-	-
22,510,184 issued and outstanding as of December 31, 2021	-	-

ADDITIONAL PAID IN CAPITAL	116,193	111,705
ACCUMULATED OTHER COMPREHENSIVE LOSS	(927)	(511)
ACCUMULATED DEFICIT	(24,673)	(2,961)
Total stockholders' equity	90,593	108,233

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$96,271	$113,031

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive (Loss) Income (unaudited)
(In Thousands, except per share amounts)

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
				(restated)

OPERATING REVENUES	$11,034	$18,100	$39,379	$69,444

COST OF REVENUES
Software development	2,039	3,802	7,440	7,221
Customer support	1,807	1,331	6,105	4,662
Security and wallet operations	2,736	1,730	7,392	4,556
Total cost of revenues	6,582	6,863	20,937	16,439
GROSS PROFIT	4,452	11,237	18,442	53,005

OPERATING EXPENSES
General and administrative	3,511	2,945	13,279	8,093
Advertising and marketing	1,029	1,763	10,970	8,241
Depreciation and amortization	776	225	1,661	1,215
Impairment of digital assets	1,162	5,362	22,470	18,609
Total operating expenses	6,478	10,295	48,380	36,158
(Loss) income from operations	(2,026)	942	(29,938)	16,847

OTHER INCOME (EXPENSE)
Gain on sale or transfer of digital assets	288	10,012	2,413	17,393
Unrealized (loss) gain on investments	(28)	(33)	43	(31)
Loss on extinguishment of SAFE notes	-	-	-	(61,037)
Interest income	109	47	403	284
Total other income (expense)	369	10,026	2,859	(43,391)
(Loss) income before income taxes	(1,657)	10,968	(27,079)	(26,544)
INCOME TAX BENEFIT (EXPENSE)	304	(1,805)	5,367	(4,841)
NET (LOSS) INCOME	$(1,353)	$9,163	$(21,712)	$(31,385)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment expense	(119)	(111)	(416)	(639)

COMPREHENSIVE (LOSS) INCOME	$(1,472)	$9,052	$(22,128)	$(32,024)
Basic net (loss) income per share
Basic net (loss) income per share of common stock	$(0.05)	$0.36	$(0.86)	$(1.33)
Diluted net (loss) income per share of common stock	$(0.05)	$0.32	$(0.86)	$(1.33)
Weighted-average shares and share equivalents outstanding
Basic	25,280	25,194	25,318	23,658
Diluted	25,280	28,215	25,318	23,658

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
(In Thousands)

	Class A Shares	Class B Shares	Additional Paid In Capital	Accumulated Other Comprehensive (Loss) Income	(Accumulated Deficit) Retained Earnings	Total Stockholders' Equity

BALANCES as of July 1, 2021 (unaudited)	2,733	22,442	$114,180	$(280)	$(25,594)	$88,306
Stock based compensation	-	-	145	-	-	145
Exercised options	-	18	42	-	-	42
Options redeemed and cancelled	-	-	(3,000)	-	-	(3,000)
Foregin currency translation adjustment	-	-	-	(111)	-	(111)
Net income	-	-	-	-	9,163	9,163
BALANCES as of September 30, 2021 (unaudited)	2,733	22,460	$111,367	$(391)	$(16,431)	$94,545

BALANCES as of July 1, 2022 (unaudited)	3,188	22,091	$114,764	$(808)	$(23,320)	$90,636
Stock based compensation	-	-	1,478	-	-	1,478
Exercised options, net of options withheld for taxes	-	4	(8)	-	-	(8)
Shares repurchased and cancelled	(1)	-	(11)	-	-	(11)
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	23	-	(30)	-	-	(30)
Conversion from Class B to Class A	297	(297)	-	-	-	-
Foreign currency translation adjustment	-	-	-	(119)	-	(119)
Net loss	-	-	-	-	(1,353)	(1,353)
BALANCES as of September 30, 2022 (unaudited)	3,507	21,798	$116,193	$(927)	$(24,673)	$90,593

BALANCES as of January 1, 2021	-	20,012	$2,621	$248	$14,954	$17,823
Stock based compensation	-	-	365	-	-	365
Exercised options	-	362	805	-	-	805
Shares converted to Class A Common Stock by selling shareholders for Regulation A offering	818	(818)	-	-	-	-
Issuance of Class A Common Stock shares for Regulation A offering, net of deferred offering costs	1,915	-	49,001	-	-	49,001
SAFE conversion	-	2,904	61,575	-	-	61,575
Options redeemed and cancelled	-	-	(3,000)	-	-	(3,000)
Foreign currency translation adjustment	-	-	-	(639)	-	(639)
Net loss	-	-	-	-	(31,385)	(31,385)
BALANCES as of September 30, 2021 (unaudited) (restated)	2,733	22,460	$111,367	$(391)	$(16,431)	$94,545

BALANCES as of January 1, 2022	2,730	22,510	$111,705	$(511)	$(2,961)	$108,233
Stock based compensation	-	-	4,731	-	-	4,731
Exercised options, net of options withheld for taxes	-	4	(7)	-	-	(7)
Shares repurchased and cancelled	(2)	-	(20)	-	-	(20)
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	63	-	(216)	-	-	(216)
Conversion from Class B to Class A, as elected by shareholders	716	(716)	-	-	-	-
Foreign currency translation adjustment	-	-	-	(416)	-	(416)
Net loss	-	-	-	-	(21,712)	(21,712)
BALANCES as of September 30, 2022 (unaudited)	3,507	21,798	$116,193	$(927)	$(24,673)	$90,593

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Cash Flow (unaudited)
(In Thousands)

	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
		(restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(21,712)	$(31,385)
Adjustments to reconcile net loss to
Net cash provided by operating activities
Depreciation and amortization	1,661	1,215
Deferred tax benefit	(5,466)	(1,831)
Impairment of digital assets	22,470	18,609
Gain on sale or transfer of digital assets	(2,413)	(17,393)
Non-cash revenue - related party	(135)	(213)
Unrealized (gain) loss on investments	(21)	31
Loss on extinguishment of SAFE notes	-	61,037
Stock based compensation	3,610	306
Non-cash activities settled in cryptocurrency (1)	31,877	(27,275)
Change in assets and liabilities:
Prepaid expenses	6,316	3,118
Other current assets	(3,972)	(929)
Other long term assets	(245)	-
Accounts payable	(1,466)	2,227
Consulting liabilities	15	11
Income tax payable	(546)	1,298
Net cash provided by operating activities	29,973	8,826

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(320)	(339)
Purchases of indefinite-lived assets	(87)	(2,045)
Net cash used in investing activities	(407)	(2,384)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	-	(2,316)
Payment of shares repurchased and cancelled	(20)	-
Repurchase of shares to pay employee withholding taxes	(238)	-
Exercise of stock options	2	125
Net cash used in financing activities	(256)	(2,191)

Change in cash and cash equivalents	29,310	4,251
Cash and cash equivalents
Beginning of period	5,375	1,423
End of period	$34,685	$5,674

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash proceeds from sale of stock - USDC	$-	$64,329
Non-cash proceeds from sale of stock - digital assets	$-	$10,627
Non-cash stock options exercised (repurchased)- USDC	$2	$(3,000)
Non-cash stock options exercised	$11	$-
Shares converted to Class A Common Stock	$-	$21,764
Conversion of SAFE notes	$-	$61,575
Non-cash capitalized software costs settled in digital assets (including stock based compensation of $1,121 and $59, respectively)	$(6,958)	$(1,933)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$(612)	$(5,368)

(1) Cryptocurrency includes stablecoin and digital assets (See Note 1).

Notes to Consolidated Financial Statements

Exodus Movement, Inc. and Subsidiary

As of September 30, 2022 (unaudited) and December 31, 2021 for the
Three and Nine Months Ended September 30, 2022 and 2021 (unaudited)
(In Thousands)

1.  Nature of Business and Summary of Significant Accounting Policies

Nature of Operations
Exodus Movement, Inc. and Subsidiary (“Exodus” or “the Company” or “we”) is a technology company incorporated in Delaware in July 2016 that has developed the Exodus Platform, an unhosted and self-custodial cryptocurrency software wallet for multiple types of cryptocurrency. We have created a self-custodial cryptocurrency wallet (meaning we never have any access to wallet holders’ crypto assets) and partnered with third parties to provide various services that utilize our wallet through our crypto platform. Exodus earns revenue from providers of these services, which include crypto to crypto exchanges, and the ability to earn rewards on crypto assets, with more to come in the future. We operate in the blockchain and crypto asset industry and users of our products range from people completely unfamiliar to quite familiar with this technology. The Exodus Platform can currently be downloaded from the exodus.com website, the iOS app store, the Google Play store, and the Chrome Web Store.

Basis of Presentation and Principles for Consolidation
The accompanying consolidated financial statements of the Company are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments necessary in order to make the consolidated financial statements not misleading have been included.

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. We consolidate a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. We have no VIEs for any of the periods presented. In March 2020, we incorporated a wholly owned subsidiary, Proper Trust AG (“Proper Trust”), based in Zug, Switzerland.

Use of Estimates
The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. The most significant estimates are loss on extinguishment of SAFE notes (see Note 11), fair value of digital currency, and stock-based compensation. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, including uncertainty in the current economic environment due to COVID-19. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Restatement of Prior Period Presentation
As discussed in Note 11 to the financial statements, the restated unaudited interim financial statements for the nine months ended September 30, 2021 recorded a loss on extinguishment of SAFE notes of $61.0 million, which was omitted in the previously reported unaudited interim financial statements for that same period. Although this restatement resulted in non-cash, financial statement corrections and had no impact on the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes had a material impact on the as-filed unaudited interim financial statements for the nine months ended September 30, 2021.

Reclassification of Prior Year Presentation
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment of $27.3 million has been made to the statement of cash flows as of the nine months ended September 30, 2021, to identify the non-cash revenue and expenses settled in digital assets, U.S. Dollar Coin (“USDC”), and Tether.  This change in classification impacts operating activities and investing activities on the consolidated statements of cash flows. For the nine months ended September 30, 2021, a reclassification of $0.2 million was recorded to reclassify revenue that settled in tZero Preferred Shares. This change in classification impacts the consolidated balance sheets, consolidated statement of operations and comprehensive (loss) income, and consolidated statement of changes in stockholders' equity.

Foreign Currency Translation
The assets and liabilities of the Company’s subsidiary are translated into U.S Dollars at exchange rates in effect at the consolidated balance sheet date.  Income and expense items are translated at the average exchange rates prevailing during the period.  The effects of these translation adjustments are presented in the consolidated statements of stockholders’ equity and in the consolidated statements of operations and comprehensive income (loss).

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) includes any gain or loss on foreign currency translation.

Cash and Cash Equivalents
Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less, ranging from October 2022 to December 2022, in which the Company is exposed to market and credit risk. The Company maintains its cash in deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.  In addition, the Company holds cash at licensed crypto currency exchanges.  There was $1.2 million of cash at licensed crypto currency exchanges, which are not insured, as of September 30, 2022.  There was no balance of cash at licensed crypto currency exchanges as of December 31, 2021.  The balances of cash at licensed crypto currency exchanges as of September 30, 2022 and December 31, 2021 was less than 10% of cash and cash equivalents.

USDC and Tether
USDC and Tether are stablecoin digital assets that are backed by U.S. dollars or other liquid assets and are accounted for as financial instruments.  USDC and Tether can both be redeemed for one U.S. Dollar on demand from the issuer.  The Company had no Tether as of September 30, 2022.  The Company held $0.1 million of Tether as of December 31, 2021.  The Company held $11.4 million and $45.3 million of USDC as of September 30, 2022 and December 31, 2021, respectively.  The Company’s USDC holdings declined during the quarter due to the Company investing in highly liquid short-term investments. No fiat currency was accepted in the Regulation A Offering; therefore, the impact to the Company is recorded on the supplemental disclosure of cash flow information of non-cash investing and financing activities.

Accounts Receivable
We record accounts receivable at the invoiced amount. We do not maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables, as we have no history of past due payments or disputes with our current customers. Accounts receivable was $1.0 million and $2.7 million as of September, 30, 2022, and December 31, 2021, respectively.

The term between invoicing and when payment is due is not significant.

Concentration of Credit Risk
The Company has two types of financial instruments subject to credit risk.  The Company maintains bank accounts in which the balances sometimes exceed the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000.  The Company’s receivables are also subject the Company to credit risk.

Adoption of Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity' Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity' Own Equity (ASU 2020-06), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company's financial position, results of operations or cash flows.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform, to amend the scope of the guidance in ASU 2020-04 on facilitation of the effects of reference rate reform on financial reporting. Specifically, the amendments in ASU 2021-01 clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition.  The guidance is effective upon issuance and will apply through December 31, 2022. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

In  May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify an issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. Specifically, the ASU provides a principles-based framework to determine whether an issuer should recognize the modification or exchange as an adjustment to equity or an expense. The guidance is effective for annual reporting periods beginning after December 15, 2021, and interim periods within those fiscal years. The Company adopted ASU 2021-04 on January 1, 2022. Adoption of the ASU did not impact the Company’s consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (Topic 820), which clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and requires specific disclosures related to such an equity security.  Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value.  The guidance prohibits an entity from recognizing a contractual sale restriction as a separate unit of account.  The guidance is effective for annual reporting periods beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the impact on the Company’s consolidated financial statements.

The Company's management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted, would have a material effect on the accompanying financial statements.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment and furniture and 8 years for vehicles.

Intangible Assets
Digital Assets
Digital assets are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment daily when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Software Development Costs
The Company applies Accounting Standards Codification (“ASC”) 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development process, the working model is almost immediately placed in service. As such, we have not capitalized any costs under ASC 985-20.

The Company applies ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in the review of certain system projects. These system projects generally relate to software not hosted on our users’ systems, where the user has no access to source code, and it is infeasible for the user to operate the software themselves. In these reviews, all costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

The Company accounts for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalize internally developed website costs when the website under development has reached technological feasibility. We amortize these costs over an estimated life of three years.

Indefinite-Lived Asset
The Company applies ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other Than Goodwill in analyzing our indefinite-lived asset. ASC 350-30 requires that the cost included in the purchase of indefinite-lived assets, such as our domain names and social media handles, should be recorded on the consolidated balance sheets.  The indefinite-lived assets do not have a definite life, therefore no amortization will be recognized on these assets. The Company will perform an annual impairment review of fair market value of the indefinite-lived assets.

Non-Cash Activities Settled In Cryptocurrency
For the nine months ended September 30, 2022 and 2021, the Company had the following non-cash activities settled in cryptocurrency on the statement of cash flows (in thousands):

	September 30, 2022	September 30, 2021

Accounts receivable	$1,666	$1,141
Digital assets, revenue	(39,244)	(69,230)
Digital assets, expenses	35,936	37,642
Short term investments	30,000	-
Payroll liabilities	3,103	2,610
Deferred revenue	-	(77)
Currency translation related to digital assets	416	639
Non-cash activities settled in cryptocurrency	$31,877	$(27,275)

Fair Value Measurements
Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

Prices may fall within Level 1, 2 or 3 depending upon the methodology and inputs used to estimate fair value for each specific security. In general, securities are priced using third party pricing services. Securities not priced by pricing services are submitted to independent brokers for valuation and, if those are not available, internally developed pricing models are used to value assets using a methodology and inputs that market participants presumably would use to value the assets. Prices obtained from third-party pricing services or brokers are not adjusted.

Control procedures are performed over information obtained from pricing services and brokers to ensure prices received represent a reasonable estimate of fair value and to confirm representations regarding whether inputs are observable or unobservable. Procedures may include: (I) the review of pricing service methodologies or broker pricing qualifications, (ii) back-testing, where past fair value estimates are compared to actual transactions executed in the market on similar dates, (iii) exception reporting, where period-over-period changes in price are reviewed and challenged with the pricing service or broker based on exception criteria and (iv) detailed analysis, where an independent analysis of the inputs and assumptions used to price individual securities is performed.

Our financial assets and liabilities are summarized below as of September 30, 2022 and December 31, 2021, with fair values shown according to the fair value hierarchy (in thousands):

	Carrying Value	Fair Value	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3

September 30, 2022
Mutual funds	$22,210	$22,210	$22,210	$-	$-
Treasury bills	10,425	10,500	10,500	-	-
tZERO investment	309	309	309	-	-
Certificate of deposit	245	245	245	-	-
Security Token Group investment	100	(A)	-	-	-
Magic Eden investment	400	(A)	-	-	-
	$33,689

December 31, 2021
tZERO investment	$132	$132	$132	$-	$-
Security Token Group investment	100	(A)	-	-	-
Magic Eden investment	400	(A)	-	-	-
	$632

(A) These investments are recorded at cost.

Reconciliations of assets and liabilities measured and carried at fair value on a recurring basis with the use of significant unobservable inputs (Level 3) as of December 31, 2021:

Balance at January 1, 2021	$538
Loss included in earnings	61,037
Transfers out of Level 3	(61,575)
Balance at December 31, 2021	$-

Revenue Recognition
The Company applies the provisions of ASC 606, Revenue from Contracts with Customers to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify the separate performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations in the contract; and (5) recognize revenue when (or as) each performance obligation is satisfied.

The Company recognizes various charges to application programming interface (“API”) providers which are based on user interactions conducted through APIs as revenue. Currently, the Company has API agreements with providers of cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking. The Company allows the providers to provide software services, which permit a user of our unhosted and self-custodial cryptocurrency software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, the Company and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by the Company of the APIs into the Exodus Platform software, API providers pay us an API fee for certain user interactions with API. These interactions are typically transactions of services between provider and a user, effected through the API.

We note that the geography of our user base is not the same as the geography as our API Provider base, i.e. customer base.  The following table presents our operating revenues disaggregated by geography, based on the addresses of our API providers and other revenue sources (in thousands):

	Three Months Ended September 30,				Nine Months Ended September 30,

	2022		2021		2022		2021
APAC(1)	$5,891	53.4%	$14,826	81.9%	$19,662	49.9%	$63,811	92.0%
Other Americas(1)	4,769	43.2	2,444	13.5	17,987	45.7	2,444	3.5
EMEA(1)(2)	374	3.4	558	3.1	1,538	3.9	2,365	3.4
United States(2)	-	-	272	1.5	192	0.5	824	1.1
Operating revenues	$11,034	100.0%	$18,100	100.0%	$39,379	100.0%	$69,444	100.0%

(1)
Regions represent Europe, the Middle East, and Africa (EMEA); Asia-Pacific (APAC); and Canada and Latin America (Other Americas).  Swings occur as our API providers compete with each other and change their offerings during any given period.

(2)	An adjustment of $0.2 million is included from United States to EMEA for the nine months ended September 30, 2022.

The following table presents our operating revenues disaggregated by product (in thousands):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2022		2021		2022		2021
Exchange aggregation	$10,796	97.8%	$17,427	96.4%	$38,376	97.4%	$67,620	97.5%
Staking	121	1.1	367	2.0	582	1.5	628	0.9
Fiat on-boarding	106	1.0	130	0.7	281	0.7	610	0.9
Other(1)	11	0.1	167	0.9	93	0.2	306	0.3
Consulting	-	-	9	0.0	25	0.1	280	0.4
Gaming	-	-	-	-	22	0.1	-	-
Operating revenues	$11,034	100.0%	$18,100	100.0%	$39,379	100.0%	$69,444	100.0%

(1)	Includes $0.1 million of related party revenues, see Note 12.

Operating revenues from major API providers exceeding 10% of the total operating revenues for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Number of major API providers	6	2	5	2
Percentage of operating revenues	95.3%	71.8%	86.9%	83.5%
Amount of revenues (in thousands)	$10,518	$12,889	$34,239	$57,784

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction based, our revenue can vary significantly based on the type and number of interactions that occur each day.  For non-transaction-based API fees, the Company recognizes revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

The Company concluded that the contracts do not contain any significant financing components, as either much of the transaction consideration is variable, and is not substantially within the control of the Company or its customers, or the period between receipt of the funds and the satisfaction of performance obligations is largely within one year.

Cost of Revenues
Software Development
Software development costs consist primarily of related salaries and related costs, fees paid to consultants and outside service providers. Most costs are expensed as incurred except for costs associated with internal use software.

Customer Support
Customer support includes related salaries and costs, fees paid to consultants and outside service providers, and software or applications used for customer support. Customer support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and related costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers. Most costs are expensed as incurred except for costs associated with internal use software.

Operating Expenses
General and Administrative
General and administrative expenses consist of administrative, legal, information technology, investor relations, and financial operations. They include hiring and associated compensation fees, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses.

Advertising and Marketing
Sales and marketing costs are expenses associated with advertising, corporate marketing, public relations, promotional items, events and conferences, related salaries, and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

Stock-based Compensation
Stock-based compensation cost is estimated at the grant date based on the fair value of the option award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award.  Stock-based compensation is recorded in cost of revenues and general and administrative and advertising and marketing to align this benefit with employee salary expense on the consolidated statements of operations and comprehensive (loss) income.

Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. The Company paid no penalties during the nine months ended September 30, 2022 and the year ended December 31, 2021.

Earnings per Share
The Company uses the if converted method to calculate earnings per share.  Basic net income per share was computed by allocating undistributed earnings to common shares and using the weighted-average number of common shares outstanding during the period. Diluted net loss per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options or vesting of restricted stock units. The dilutive effect of outstanding stock options is reflected in diluted earnings per share. All outstanding dilutive securities have been excluded from the computation of diluted net loss per share as they are anti-dilutive.

The following table set forth the computation of basic and diluted net (loss) income per share of common stock (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine months Ended September 30,
	2022	2021	2022	2021
Basic net (loss) income per share:
Numerator
Allocation of undistributed earnings	$(1,353)	$9,163	$(21,712)	$(31,385)
Denominator
Weighted-average number of shares used in per share computation	25,280	25,194	25,318	23,658
Basic net (loss) income per share	$(0.05)	$0.36	$(0.86)	$(1.33)
Diluted net (loss) income per share:
Numerator
Allocation of undistributed earnings	$(1,353)	$9,163	$(21,712)	$(31,385)
Denominator
Weighted-average number of shares used in basic computation	25,280	25,194	25,318	23,658
Weighted-average effect of dilutive securities stock options	-	3,021	-
Number of shares used in per share computation	25,280	28,215	25,318	23,658
Diluted net (loss) income per share	$(0.05)	$0.32	$(0.86)	$(1.33)

Diluted earnings per share includes the dilutive effect of common stock equivalents and is computed using the weighted-average number of common stock and common stock equivalents outstanding during the reporting period. Diluted earnings per share for the three and nine months ended September 30, 2022 and 2021 excluded common stock equivalents because the effect of their inclusion would be anti-dilutive or would decrease the reported loss per share.

The following table sets forth securities outstanding that could potentially dilute the calculation of diluted earnings per share (in thousands):

	Three Months Ended September 30,		Nine months Ended September 30,
	2022	2021	2022	2021

Stock options outstanding	2,264	-	2,247	3,259
Unvested restricted stock units	631	14	557	2
Number of anti-dilutive shares	2,895	14	2,804	3,261

Risks and Uncertainties Associated with Digital Assets

Private Key Security
We currently hold significant amounts of bitcoin, USDC, and other digital assets, and security breaches, computer malware, and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. Cryptocurrency holdings are anonymous and have an association with a set of private keys. Control of these private keys are necessary to demonstrate ownership and control, transfer or sell our cryptocurrency holdings.

Although we take significant steps to secure these private keys to help better ensure they are not destroyed or stolen, we—like any other holder of cryptocurrency—cannot guarantee that the loss, destruction, or theft of these private keys is not possible. In the event that we lose one or more of our private keys, one or more of those private keys are somehow destroyed, or one or more of our private keys are somehow stolen or disclosed to another party, we could lose access to our cryptocurrency holdings, or our cryptocurrency holdings could be stolen.

The majority of our cryptocurrency holdings are held in self-custodial wallets with a multi-signature private key set up. Any transfer of cryptocurrency requires the use of multiple private keys that are separately controlled and secured by executive officers and directors of Exodus. A single executive officer or director is unable, on his or her own, to transfer any of our cryptocurrency from these wallets.

From time to time, we may use custodial services for exchanging or investing certain assets. When available, we utilize enhanced security measures such as whitelisting approved receiving addresses.

Market Volatility
The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our results of operations. The prices of cryptocurrencies, such as bitcoin, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of digital assets, our financial position, results of operations, and cash flows could be materially and adversely affected.

Digital Assets are Currently Unregulated
As of the date of these consolidated financial statements, digital assets are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, and cryptocurrency exchanges, and new international, federal, state and local regulations or policies may materially adversely affect Exodus and the value of the Exodus Platform.

Cryptocurrency networks and blockchain technologies also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China, and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect Exodus. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to Exodus, our results of operations, and adoption and value of the Exodus Platform.

Other Risk and Uncertainties
The Company continues to evaluate the impact of the COVID-19 pandemic, including new variant strains of the underlying virus, current or anticipated military conflict, including between Russia and Ukraine, terrorism, sanctions and other geopolitical events as well as adverse developments in the economy, the capital markets and the crypto markets, including rising energy costs, inflation and interest rates, in the United States and globally, and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics, and has concluded that while it is reasonably possible that these events could have a negative effect on our financial performance and operations, the specific impact is not readily determinable as of the date of the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Value of Crypto Assets
In December 2019, and subsequently updated in January 2022, Association of International Certified Public Accountants (‘‘AICPA’’) produced a nonauthoritative practice aid titled, ‘‘Accounting for and auditing of digital assets.’’ The practice aid discusses initial classification, ongoing valuation and measurement, as well as sales of digital assets.

We have determined that crypto assets, other than stablecoin crypto assets which are accounted for as a financial instrument, should be classified as intangible assets with indefinite useful lives; as such, they are recorded at their respective fair values as of the acquisition date. We do not amortize intangible assets with indefinite useful lives. We review intangible assets with indefinite useful lives daily for possible impairment. We recognize impairment on these assets caused by decreases in market value based upon quoted prices for identical instruments in active markets. In addition, indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the indefinite-lived intangible assets below their carrying values.

2. Prepaid Expenses

The Company prepays certain expenses due to the nature of the service provided or to capture certain discounts. The table below shows a breakout of these prepaid expenses for the periods presented (in thousands):

	September 30, 2022	December 31, 2021

Prepaid cloud services	$730	$5,788
Prepaid software	366	228
Marketing expenses	128	418
Accounting, consulting, and legal services	125	404
Other	-	196
Prepaid expenses	$1,349	$7,034

3. Other Current Assets

Other current assets consisted of the following (in thousands):

	September 30, 2022	December 31, 2021

Short term investments	$4,149	$-
Note and interest receivable	3,059	2,991
Other	50	283
Other current assets	$7,258	$3,274

During August 2022, the Company invested in $4.2 million highly liquid short-term investments at discount, maturing through February 2023.

In March 2021 the Company entered into a master note receivable agreement and has earned interest of $0.2 million and less than $0.1 million for the nine months ended September 30, 2022 and 2021. During 2022, terms of the note receivable were renegotiated. The note receivable is due on demand and earns 7.75% interest as of nine months ending September 30, 2022.  As of September 30, 2021, the interest earned on the notes receivable was between 5.50% and 11.0%.  The original principal was paid in cryptocurrency. Given the recent market volatility, the Company has evaluated the exposure of this note receivable and has determined that there is no impairment necessary for the nine months ended September 30, 2022.

4.  Intangible Assets

Indefinite-Lived Asset
The Company purchased the exodus.com domain name in the first quarter of 2021 for $1.9 million. The Company purchased the Exodus Instagram handle during the third quarter of 2021 for $0.1 million. The Company purchased the exodex.com domain name in the first quarter of 2022 for less than $0.1 million.   The Company considers the domain names and Instagram handle to be indefinite-lived assets so no amortization will be recognized. An annual review will be performed to ensure no impairment is needed. There has been no impairment recorded on these indefinite-lived assets to date.

Digital Assets
The Company uses bitcoin and other cryptocurrencies in the ordinary course of its business and includes them as digital assets on the consolidated balance sheets. Digital assets increased in 2021 as a result of the Regulation A Offering which was conducted entirely through digital assets and USDC.  No fiat currency was accepted in the Regulation A Offering; therefore, the impact to the Company is recorded on the supplemental disclosure of non-cash investing and financing activities.

The Company considers these digital assets to be intangible assets and records them at cost less impairment. Digital assets not directly exchanged from the Company’s U.S. Dollar holdings are valued based on publicly available pricing data obtained from a well-known pricing service. The Company tracks its digital assets on a first in, first out basis and evaluates daily holdings for impairment. Realized gains or losses on cryptocurrency transactions are calculated as the difference between the value.

During the three and nine months ended September 30, 2022, impairment charges of $1.2 million and $22.5 million and a realized gain of $0.3 million and $2.4 million were recorded in our consolidated statements of operations and comprehensive (loss) income, respectively.  The Company recorded impairment charges of $5.4 million and $18.6 million and a realized gain of $10.0 million and $17.4 million, respectively, during the same periods in the previous year.

The table below outlines the value of our digital assets based on publicly available rates as well as the book value (in thousands):

	September 30, 2022			December 31, 2021
	Units	Book value	Market value (1)	Units	Book value	Market value (1)
Bitcoin (BTC)	1,322	$18,427	$25,695	1,322	$33,253	$61,218
Ethereum (ETH)	2,538	2,175	3,370	2,537	3,757	9,342
Algorand (ALGO)	4,182,352	1,179	1,474	3,859,574	5,023	6,407
Other digital assets	24,149	123	141	-	-	-
Digital assets, net		$21,904	$30,680		$42,033	$76,967

(1) Market rate represents a determination of fair market value derived from publicly available information.

5. Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):

	September 30, 2022	December 31, 2021

Computer equipment	$1,142	$756
Vehicles	255	255
Furniture and fixtures	18	18
Fixed assets, gross	1,415	1,029
Less: accumulated depreciation	(659)	(420)
Fixed assets, net	$756	$609

Depreciation expense was $0.1 million and less than $0.1 million for the three months ended September 30, 2022 and 2021, respectively.

Depreciation expense was $0.2 million and $0.1 million for the nine months ended September 30, 2022 and 2021, respectively.

6. Software Assets, Net

Software assets, net, consisted of the following (in thousands):
	September 30, 2022	December 31, 2021

Internal use software	$13,111	$6,152
Website	53	53
Software assets, gross	13,164	6,205
Less: accumulated amortization	(3,650)	(2,228)
Software assets, net	$9,514	$3,977

Amortization expense was $0.7 million and $0.2 million for the three months ended September 30, 2022 and 2021, respectively.

Amortization expense was $1.4 million and $1.1 million for the nine months ended September 30, 2022 and 2021, respectively.

The following summarizes the future amortization expense (in thousands):

12 Months Ending September 30,
2023	$3,834
2024	3,654
2025	2,026
$9,514

7.  Simple Agreement for Future Equity

In 2016 and 2017, the Company issued Simple Agreements for Future Equity (“SAFEs”) in exchange for $0.5 million. The SAFE’s were liability classified on the Company’s consolidated balance sheet and were subject to recurring fair value measurement.  In the event of an equity financing the holders would automatically receive the class of preferred stock sold in the equity financing.  The conversion price per share was the lesser of the following: a) price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s capitalization (as defined in the SAFE Agreement) and b) the price per share of preferred stock sold in the equity financing multiplied by the discount rate (ranging from 20-80%). Alternatively, if there is a change in control event or initial public offering subject to the Securities Act of 1933, the holder may elect to receive cash equal to their initial investment or receive common stock at a price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s liquidity capitalization (as defined in the SAFE Agreement).  The SAFE’s had no interest rate or maturity date, and the SAFE’s provided no voting rights.

Prior to their conversion, the Company valued the SAFE’s at the original cost paid.  Due to the lack of available inputs, fair market value was deemed to be the cost of the debt component.

In February 2021, the Company entered into Conversion Agreements with the holders of the SAFE’s whereby the Company agreed to convert the SAFE’s into 2,904,298 shares of Class B common stock with a fair value of $61.5 million.  This Conversion Agreement changed the contractual terms of the SAFE’s and as a result the Company recorded a loss on extinguishment of SAFE notes of $61.0 million on the consolidated financial statements.

8. Stockholders’ Equity

As of September 30, 2022, the authorized capital of the Company consists of common stock of 32,500,000 Class A shares, of which 3,506,868 shares were issued and outstanding with a $0.000001 par value, 27,500,000 Class B shares, of which 21,797,764 shares were issued and outstanding with a $0.000001 par value, and 5,000,000 of preferred stock, of which no shares had been issued or outstanding as of September 30, 2022.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. On February 15, 2021, the Company effected a two-for-one stock split to stockholders of record as of February 15, 2021. All share, and per share or per option information has been retroactively adjusted to reflect the stock split.

The Company completed a Regulation A Offering (an offering of Class A common stock pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021). Net proceeds from the Regulation A Offering were $52.5 million of 2,733,229 shares of Class A common stock. Partially offsetting these proceeds was $3.5 million of cumulative deferred offering costs related to the Regulation A Offering.

In November 2021, the Company authorized a share repurchase program.  The plan provides $2.0 million towards redemption of its outstanding shares of Class A common stock at a price up to $55.00 per share. As of September 30, 2022, the Company has cumulatively repurchased and cancelled 4,778 shares worth approximately $0.1 million on the consolidated financial statements.  The share repurchase program will last through December 2022 or until $2.0 million of shares have been purchased and retired, which ever comes first.

The Company’s Class A common stock are represented by digital Common Stock Tokens that can be viewed through the Exodus Platform. Common Stock Tokens are not shares of Class A common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. In September 2021, Common Stock Tokens began trading on tZERO ATS (“tZERO”), the regulated alternative trading system and FINRA member broker-dealer subsidiary of tZERO, a leader in blockchain innovation and liquidity for digital assets. In March 2022, Common Stock Tokens also began trading on Securitize Markets, LLC, a regulated alternative trading system and FINRA member broker-dealer subsidiary of Securitize, Inc.  Both the Company’s transfer agent, Securitize LLC, a Delaware limited liability company (“Transfer Agent”), and tZERO have the ability to support trades of our Class A common stock and transfers of our Common Stock Tokens.

Stock Based Compensation

Options and Equity Grants Issued
The 2019 Equity Incentive Plan adopted in September 2019 (“2019 Plan”) permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to Exodus employees, directors and consultants. The exercise price for options issued under the 2019 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2019 Plan is 10 years. The 2019 Plan authorized grants to issue up to 3,000,000 options (prior to the 2021 Employee Equity Redemption Plan) that are convertible into shares of authorized but unissued Class B common stock.  Upon Class B common stock exercised during the period, 2,191,629 are authorized as of September 30, 2022.

In August 2021, the Company adopted its 2021 Employee Equity Redemption Plan.  The plan paid $3.0 million in USDC to redeem and cancel vested options at a price equal to $27.42 per share, the price at which shares of Class A common stock of the Company were sold pursuant to the Regulation A Offering.

In August 2021, the Company also adopted the 2021 Equity Incentive Plan (“2021 Plan”).  The 2021 Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards, such as restricted stock awards, to Exodus employees, directors, and consultants. The exercise price for options issued under the 2021 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2021 Plan is 10 years. The 2021 Plan authorized grants to issue up to 2,780,000 awards that are convertible into shares of authorized but unissued Class A common stock.  As of September 30, 2022, 612,164 restricted stock units have been authorized and outstanding with a fair value of $3.6 million and 2,251 restricted stock units are vested but not yet issued.

Terms of our share-based compensation are governed by the plan in which options were issued.

Options Valuation
We calculate the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

•	Expected dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.
•
Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable over a period approximately equal to the expected term.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

•
Fair value per share.  The fair value per share is the fair price or theoretical value for a call or a put option based on six variables such as volatility, type of option, underlying stock price, time, strike price, and risk-free rate.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. The following table summarizes stock option activities for the nine months ended September 30, 2022 and 2021:

	Options	Weighted Average Exercise Price Price
Outstanding as of January 1, 2021	2,737,008	$2.39
Granted	190,000	2.55
Exercised	(465,348)	2.39
Forfeited	(167,943)	2.45
Outstanding as of September 30, 2021	2,293,717	$2.40
Outstanding as of January 1, 2022	2,265,725	2.40
Forfeited	(67,572)	2.43
Exercised	(6,524)	2.45
Outstanding as of September 30, 2022	2,191,629	$2.40

Vested and exercisable as of September 30, 2022	2,170,030	$2.40

We recognized stock-based compensation related to options and restricted stock units of approximately $4.7 million and $0.4 million for the nine months ended September 30, 2022 and 2021, respectively. Stock-based compensation is recorded on the Company's consolidated statement of operations and comprehensive (loss) income as follows (in thousands):

	Three Months Ended September 30,		Nine months Ended September 30,

	2022	2021	2022	2021

Cost of revenues	$825	$139	$2,304	$306
General and administrative	629	(2)	2,365	35
Advertising and marketing	24	8	62	24
Stock-based compensation	$1,478	$145	$4,731	$365

9. Income Taxes

The current and deferred tax components of the income tax provision for the nine months ended September 30, 2022 and 2021, are as follows (in thousands):

	September 30, 2022	September 30, 2021

U.S federal
Current	$-	$6,450
Deferred	(5,466)	(1,831)
Foreign current	-	208
State and local current	99	14
Income tax (benefit) expense	$(5,367)	$4,841

The reconciliation between the statutory and effective tax rates as of September 30, 2022 and September 30, 2021, are comprised of the following:

	September 30, 2022	September 30, 2021
Federal statutory rate	21.0%	21.0%
Permanent tax benefit	-0.7%	-7.2%
Tax credits	0.0%	-0.4%
Other	0.2%	0.1%
Effective tax rate for income from continuing operations	20.5%	13.5%

The tax effects of temporary differences and tax loss and credit carry forwards that give rise to significant portions of deferred tax assets and liabilities as of September 30, 2022 and December 31, 2021, are comprised of the following (in thousands):

	September 30, 2022	December 31, 2021

Prepaid expenses	$(1,258)	$(1,468)
Other	(132)	(143)
Fixed assets	(120)	(93)
Capitalization software, net of amortization	(842)	(861)
Digital assets	5,337	2,290
Unrealized gain on investment	(4)	-
Accrued payroll and related expenses	364	49
Stock option expense	980	-
Net operating loss	915	-
Net deferred tax asset (liability)	$5,240	$(226)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion, or all of, the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has not been established and deferred tax assets and related tax benefit have been recognized in the accompanying consolidated financial statements.

The Company has not identified any uncertain tax positions requiring a reserve as of September 30, 2022 and December 31, 2021.

10. Legal Proceedings

During the ordinary course of business, the Company is subject to threatened or actual legal proceedings.  The outcome of any such proceedings cannot be predicted with certainty.

11. Restatement

In connection with the audit of the Company’s 2021 audited financial statements, management and the board of directors of the Company evaluated a non-cash adjustment related to the conversion of SAFEs to 2.9 million Class B shares in early 2021, and concluded that the Company’s previously issued unaudited interim financial statements for the three and six-month period ending June 30, 2021 (the “Prior Period”), included in the Semi-Annual Report on Form 1-SA filed with the SEC on August 18, 2021 (the “Original Filing”), should no longer be relied upon because of an incorrect application of certain accounting principles in such financial statements. As such, the Company filed Form 1-SA/A (the “Amendment”) with the SEC on April 18, 2022 to amend and restate certain items in the Original Filing, as further described below.

The restated unaudited interim financial statements recorded a loss on extinguishment of SAFE notes of $61.0 million, which was omitted in the previously reported unaudited interim financial statements. Although the restatement resulted in non-cash, financial statement corrections and will have no impact on the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes had a material impact on the as-filed unaudited interim financial statements for the Prior Period, and as a result, the restatement of its unaudited interim financial statements and the Amendment was required. The Company's unaudited consolidated balance sheet as of September 30, 2021 and the consolidated statement of operations and comprehensive (loss) income, and statement of cash flows for the nine months ended September 30, 2021 were restated as noted here. The effect of correcting these items in the Company's consolidated statements on September 30, 2021, and for the nine months ended September 30, 2021, are shown in the table as follows:

Consolidated Balance Sheet	September 30, 2021
	(unaudited)
	(In Thousands)
	As Previously Reported	Adjustments		Restated
ASSETS
Current assets
Cash and cash equivalents	$5,674	$-		$5,674
U.S. dollar coin	50,371	-		50,371
Accounts receivable	1,631	-		1,631
Prepaid expenses	777	-		777
Other current assets	932	-		932
Total current assets	59,385	-		59,385
Fixed assets, net	573	-		573
Digital assets, net	35,886	-		35,886
Software assets, net	3,122	-		3,122
Indefinite-lived asset	2,045	-		2,045
Deferred tax assets	979	-		979
Other investments	-	161	(b)	161
Total other assets	42,605	161		42,766
TOTAL ASSETS	$101,990	$161		$102,151

LIABILITIES
Current liabilities
Accounts payable	$2,670	$-		$2,670
Payroll liabilities	3,289	-		3,289
Consulting liabilities	12	-		12
Taxes payable	1,636	-		1,636
Total current liabilities	7,607	-		7,607
STOCKHOLDERS' EQUITY
ADDITIONAL PAID IN CAPITAL	50,165	61,202	(a) (b)	111,367
ACCUMULATED OTHER COMPREHENSIVE LOSS	(391)			(391)
RETAINED EARNINGS/ACCUMULATED DEFICIT	44,609	(61,041)	(a)	(16,432)
Total stockholders' equity	94,383	161		94,544
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$101,990	$161		$102,151

(a)	to record the impact from the change in contractual terms of the SAFE notes
(b)	to reclass to other investments

	Nine Months Ended September 30, 2021 (unaudited)
	(In Thousands, except per share amounts)
Consolidated Statements of Operations and Comprehensive Income (Loss)	As Previously Reported	Adjustments		Restated

OPERATING REVENUES	$69,230	$214	(b)	$69,444
INVESTMENT INCOME	186	(186)	(b)	$-
Total revenues	69,416	28		69,444
COST OF REVENUES
Software development	7,221	-		7,221
Customer support	4,662	-		4,662
Security and wallet operations	4,556	-		4,556
Total cost of revenues	16,439	-		16,439
GROSS PROFIT	52,977	28		53,005
OPERATING EXPENSES
General and administrative	8,093	-		8,093
Advertising and marketing	8,241	-		8,241
Depreciation and amortization	1,215	-		1,215
Impairment of digital assets	18,609	-		18,609
Total operating expenses	36,158	-		36,158
Income (loss) from operations	16,819	28		16,847
OTHER INCOME (EXPENSE)
Gain on sale or transfer of digital assets	17,393	-		17,393
Unrealized gain on investments	-	(31)	(b)	(31)
Loss on extinguishment of SAFE notes	-	(61,037)	(a)	(61,037)
Interest income	284	-		284
Total other income (expense)	17,677	(61,068)		(43,391)
Income before income taxes	34,496	(61,040)		(26,544)
INCOME TAX EXPENSE	(4,841)	-		(4,841)
NET INCOME (LOSS)	$29,655	$(61,040)		$(31,385)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(639)			(639)
COMPREHENSIVE INCOME (LOSS)	$29,016	$(61,040)		$(32,024)

Basic net income (loss) per share:
Basic net income (loss) per share of common stock	$1.25	$(2.58)		$(1.33)
Diluted net income (loss) per share of common stock	$1.10	$(2.43)		$(1.33)
Weighted-average shares and share equivalents outstanding
Basic	23,658			23,658
Diluted	26,917	(3,259)		23,658

(a)	to record the impact from the change in contractual terms of the SAFE notes
(b)	to record the unrealized gain on investments

	Nine Months Ended September 30, 2021 (unaudited)
	(In Thousands)
Consolidated Statements of Cash Flow	As Previously Reported	Adjustments		Restated

Net cash provided by operating activities	$11,398	$(2,572)	(a) (b) (c)	$8,826
Net cash used in investing activities	(4,317)	1,933	(c)	(2,384)
Net cash used in financing activities	(2,191)	-		(2,191)
Effects of exchange rates changes on cash	(639)	639	(c)	-
Cash, beginning of period	1,423	-		1,423
Cash, end of period	$5,674	$-		$5,674

(a)	to record the impact from the change in contractual terms of the SAFE notes
(b)	to record the unrealized gain on investments
(c)	to reclass cryptocurrency activity to the non-cash activities settled in cryptocurrency

12. Related Party Transactions

For the nine months ended September 30, 2022, related party transactions included:

tZERO is a platform on which investors can buy and sell tokenized shares of our Class A common stock:

•
$0.1 million of revenue was settled in tZero Preferred Shares for the nine months ended September 30, 2022. $0.1 million and $0.2 million of revenue was settled in tZero Preferred Shares for the three and nine months ended September 30, 2021, respectively.

•
Less than $0.1 million loss on investment and less than $0.1 million gain of investment income was recorded on the consolidated statement of operations and comprehensive (loss) income for three and nine months ended September 30, 2022, respectively.   Less than $0.1 million loss on investment was recorded on the consolidated statement of operations and comprehensive (loss) income for both of the three and nine months ended September 30, 2021.

•	$0.3 million and $0.1 million of other investments on the consolidated balance sheet as of September 30, 2022 and December 31, 2021, respectively.

Magic Eden is a NFT marketplace utilized by the Company:
•	$0.4 million of other investments recorded on the consolidated balance sheet as of September 30, 2022 and December 31, 2021.
•	Two of the executives hold, in total, $0.1 million of investment in Magic Eden as of September 30, 2022 and December 31, 2021.

13. Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of November 09, 2022, the date for which the consolidated financial statements were available to be released.  Based upon this evaluation, Management has determined that no subsequent events have occurred other than noted below.

In November 2022, the Company completed layoffs impacting approximately 22% of the Company’s workforce from various departments and global locations. As a result of market conditions, this strategic reduction of the workforce was necessary for the Company to match operating expenses to the shifting market and remain focused on the Company’s business strategy.

As part of their separation, the impacted employees were given severance pay in additional to other personnel benefits. The Company is expecting to incur approximately $1.0 million of associated costs on the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2022.